SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LIFE QUOTES, INC.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Phillip Perillo

Senior Vice President and Chief Financial Officer

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

(630)-515-0170

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David J. Kaufman

Duane Morris LLP

190 S. LaSalle Street; Suite 3700

Chicago, IL 60603-3433

(312) 499-6700

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$18,638,584	$1,328.93

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc and Robert S. Bland.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

(3)	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO-I on June 29, 2010 (the “Schedule TO”) by LQ Acquisition Inc., an Illinois corporation wholly-owned by Robert S. Bland, and Robert S. Bland (“Bland”), president and chief executive officer of Life Quotes, Inc (“LQ”) whereby LQ Acquisition, Inc. and Bland offer to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of LQ not owned by LQ Acquisition Inc. or Bland, at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule TO-I and the Schedule 13e-3 remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

(1) Item 10. Financial Statements is amended and restated as follows:

Item 1010(a) and (b) of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Certain Information Concerning LQ—Financial Information” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase under “Certain Information Concerning LQ—Financial Information” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under “Certain Information Concerning LQ—Financial Information” is incorporated herein by reference.

(b) Pro forma financial information for LQ is not material to the Offer.

(2) The Offer is extended to, and will expire, at 12:00 midnight, New York City time, on Thursday, August 12, 2010, unless further extended.

(3) All references to the Expiration Date set forth in the Offer to Purchase, Letter of Transmittal, the Notice of Guaranteed Delivery, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are hereby amended to reflect the Expiration Date as 12:00 midnight, New York City time, on Thursday, August 12, 2010.

The items of the Schedule 13e-3 set forth below are hereby amended and supplemented as follows:

(1) Item 8 of the Schedule 13e-3 is amended and restated as follows:

Item 1014 of Regulation M-A

(a) The information set forth in “Item 4 – Solicitation or Recommendation” of the Schedule 14d-9 filed by LQ on July 8, 2010 is incorporated herein by reference.

(b) The information set forth in “Item 4 – Reasons for the Special Committee’s and the Board’s Recommendations,” “Item 4 – Opinion of Financial Advisor” and “Item 4 – Other Reports, Opinions, Appraisals and Negotiations” of the Schedule 14d-9 filed by LQ on July 8, 2010 is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet – What are the most important conditions to the tender offer?”, and “The Tender Offer – Conditions to the Offer” is incorporated herein by reference.

(d) An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer or the merger, or preparing a report concerning the fairness of the transaction.

(e) The information set forth in “Item 4 – Solicitation or Recommendation” and “Item 4 – Background of the Offer” of the Schedule 14d-9 filed by LQ on July 8, 2010 is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer” and “Special Factors – The Position of LQ Acquisition Inc. Regarding the Fairness of the Offer” is incorporated herein by reference.

(2) Item 9 of the Schedule 13e-3 is amended and restated as follows:

Item 1015 of Regulation M-A

(a) The information set forth in “Item 4 – Background of the Offer,” “Item 4 – Opinion of Financial Advisor” and “Item 4 – Other Reports, Opinions, Appraisals and Negotiations” of the Schedule 14d-9 filed by LQ on July 8, 2010 is incorporated herein by reference.

(b) The information set forth in “Item 4 – Background of the Offer,” “Item 4 – Opinion of Financial Advisor” and “Item 4 – Other Reports, Opinions, Appraisals and Negotiations” of the Schedule 14d-9 filed by LQ on July 8, 2010 is incorporated herein by reference. Initially, Raymond James was selected by the Life Quotes, Inc. board of directors after interviewing several notable investment banking firms, and receiving proposals from those investment banks. Raymond James’ proposal was considered the best, and they were selected. The Special Committee of LQ, due in part to the time involved, did not review other proposals for the fairness opinion because it believed that Raymond James could do the job well. The special committee did, however, discuss hiring other investment banking firms. Additionally, Matt Friesl was selected for his report because he was a very cost effective option. LQ paid Matt Friesl $2,250 for his valuation report in connection with the sale of assets to QuinStreet. Matt Friesl is a financial professional with 10 years of experience. Friesl is also a certified public accountant.

(c) The information set forth in “Item 4 – Background of the Offer,” “Item 4 – Opinion of Financial Advisor” and “Item 4 – Other Reports, Opinions, Appraisals and Negotiations” of the Schedule 14d-9 filed by LQ on July 8, 2010 is incorporated herein by reference. Copies of the presentations filed as Exhibits hereto available for inspection and copying at LQ’s principal executive offices located at Suite 102; 8205 South Cass Avenue; Darien, IL 60561, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

(3) Item 12 of the Schedule 13e-3 is amended and restated as follows:

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in “Item 3 – Director and Officer Ownership of Shares” and “Item 4 –The Solicitation or Recommendation” of the Schedule 14d-9 filed by LQ on July 8, 2010 is incorporated herein by reference.

(e) The information set forth in “Item 3 – Director and Officer Ownership of Shares” and “Item 4 –The Solicitation or Recommendation” of the Schedule 14d-9 filed by LQ on July 8, 2010 is incorporated herein by reference.

(4) Item 13 of the Schedule 13e-3 is amended and restated as follows:

(a)(1) The information set forth (a)(1) in Item 10 of the Schedule TO is incorporated herein by reference.

(a)(2) The information set forth (a)(2) in Item 10 of the Schedule TO is incorporated herein by reference.

(a)(3) The information set forth (a)(3) in Item 10 of the Schedule TO is incorporated herein by reference.

(a)(4) The information set forth (a)(4) in Item 10 of the Schedule TO is incorporated herein by reference.

(b) The information set forth (b ) in Item 10 of the Schedule TO is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT NO. 1 TO SCHEDULE TO-I AND SCHEDULE 13E-3

LQ ACQUISITION INC.,

/S/ PHILLIP PERILLO
Phillip Perillo Senior Vice President and Chief Financial Officer

Date: July 9, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 25, 2010. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LQ Acquisition, Inc. on June 25, 2010).*

(a)(1)(B)	Letter of Transmittal. (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(C)	Notice of Guaranteed Delivery. (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010. (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010. (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010. (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(I)	Press Release by LQ Acquisition, Inc. on July 12, 2010 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by LQ Acquisition, Inc. on July 12, 2010.)

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.*

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(1)	Presentation of Raymond James to the Special Committee of LQ presented on June 4, 2010. (incorporated by reference to Exhibit (c)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010. (incorporated by reference to Exhibit (c)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(3)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(3) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(4)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(4) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009. (incorporated by reference to Exhibit (c)(5) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

Exhibit No.	Description

(c)(6)	Raymond James spreadsheet related to Selected Transactions Analysis.

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (f) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(g)	None.

(h)	None.

*	Previously Filed